EXHIBIT 99.8
Sabine Production Partners, LP
512 Main Street, Suite 1200
Fort Worth, Texas 76102
(800) 519-4866
November xx, 2005
Dear Unit Holder:
     We previously sent you proxy materials soliciting your vote, on behalf of Sabine Production Partners, LP, regarding a proposed meeting of the unit holders of Sabine Royalty Trust (“SRT”). Because your vote has not been received, another voting instruction form and return envelope are enclosed for your convenience. You may also vote by telephone or Internet by following the instructions on the enclosed form. We urge you to give this matter your immediate attention and return your voting instruction form in the enclosed return envelope. Your vote is important, regardless of the number of units you own.
     In summary, we are soliciting proxies seeking your authorization both to call a meeting of the unit holders of SRT and vote your units as indicated for, among other things, the following transaction proposals—initiated by us—if a meeting is called:
•	First, that the SRT unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for our common units representing a 98.75% interest in the partnership and immediately liquidate SRT and distribute our common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

•	Third, that the SRT unit holders approve specified changes to the SRT trust agreement to, in our opinion, make it more likely that the proposed transaction will be consummated.
     Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated.
     In addition, as soon as reasonably practical following consummation of the proposed transaction, we intend to make a special cash distribution equal to $0.50 per unit to each holder of our common units.
     We encourage all unit holders to mark, date, sign and return the enclosed proxy card, or to vote using the internet or telephone by following the instructions included on the enclosed card.
     We believe that the proposed transaction is in the best interests of the SRT unit holders. Accordingly, we encourage you, when voting your units, to vote FOR each of the proposals.
Very truly yours,
Gerald W. Haddock
Chairman and Office of the Chief Executive

If you have any questions or need assistance in voting your units, please contact our proxy solicitor, Georgeson Shareholder Communications Inc.
TOLL FREE: 1-866-729-6808